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                              September 25, 2020

       Ketan Thakker
       Chief Executive Officer
       RDE, Inc. (now known as uBid Holdings, Inc.)
       5880 Live Oak Parkway
       Suite 100
       Norcross, GA 30093

                                                        Re: RDE, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2020
                                                            File No. 024-11310

       Dear Mr. Thakker:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed August 31, 2020

       The implementaton of the CARD Act, page 8

   1. Please revise to clarify whether the CARD Act applies to your certificates and cards. If there is uncertainty
about whether the Act applies, please discuss the basis for the uncertainty and when
you expect it to be resolved.
       We may be subject to additional unexpected regulation, page 8

   2. Please revise, as appropriate, to describe in greater detail how the pandemic has affected your operating results.
In addition, please disclose whether your certificates and cards are accepted for payment by
third-party platforms that facilitate ordering and delivery of food and drinks on demand.
 Ketan Thakker
FirstName  LastNameKetan   Thakker
RDE, Inc. (now  known as uBid Holdings, Inc.)
Comapany 25,
September  NameRDE,
               2020 Inc. (now known as uBid Holdings, Inc.)
September
Page 2     25, 2020 Page 2
FirstName LastName
Investors may experience dilution, page 24

3. Please expand your disclosure to explain, if true, that future issuances of common stock upon conversion of your convertible notes and warrants will be further dilutive to the voting power of investors in this offering and will adversely affect the ability of shareholders to influence the management of the company. In this regard, please disclose to investors that this impact may be disproportionately greater because of the sizeable percentage of shares currently held by directors and officers, as noted in the ensuing risk factor on page 24.
We may not be able to satisfy listing requirements, page 26

4. Please revise this risk factor to describe the various steps necessary to become listed on
         Nasdaq or NYSE, and how and when you expect to meet these requirements. Your disclosure should avoid giving the implication that listing on Nasdaq or NYSE is either assured or imminent. In addition, please revise your risk factor at page 24 to clarify that you are not presently a public company and will not become a public company solely by virtue of this offering statement.
Distribution, page 32

5. Please revise this section to clarify the terms of your agreements with the third-party platforms and affiliates that distribute your deals, including term and termination provisions and the fees payable by you. Similarly, please describe your agreements with the lead generators discussed under "Operations" on page 33. To the extent material, please file your agreements with your third-party platforms, affiliates, and lead-generators to source customers and merchants.
UBID Holdings, Inc.
Notes to Consolidated Financial Statements (unaudited)
Note 5 - Acquisition of Restaurant.com, page F-13

6. We note as part of your asset purchase agreement with Restaurant.com you acquired certain tangible and intangible assets as well as assumed certain liabilities based on their fair values. In this regard, there appears to be no allocation of the purchase price to the liabilities assumed and the disclosure of liabilities arising from contingencies recognized at the date of acquisition. Please clarify and revise as necessary. Refer to ASC 805-20-50-
         1.
Restaurant.com Audited Financial Statements for the Years Ended December 31, 2019 and 2018
Notes to Consolidated Financial Statements
Note 7. Accrued Expenses, page F-61

7. Referencing the 'Accrued partner profit sharing' of $5,962,001 at December 31, 2019, please tell us and disclose the nature of this liability including when these amounts are due
 Ketan Thakker
RDE, Inc. (now known as uBid Holdings, Inc.)
September 25, 2020
Page 3
         to your partners. In your response, please tell us if uBid Holdings will be assuming this liability upon acquisition of Restaurant.com in March 2020 in reference to the purchase price allocation in Note 5 to the uBid Holdings unaudited financial statements for the interim period ended June 30, 2020.
Note 8. Notes Payable, page F-61

8. Please tell us and disclose who will assume the note payable to shareholder of $500,000, which had an outstanding balance of $623,141 including accrued interest, at December 31,
         2019 upon the acquisition by uBid Holdings in March 2020. Comply with this comment in your disclosure of the acquisition of Restaurant.com including the purchase price allocation in Note 5 to the uBid Holdings unaudited interim financial statements for the period ended June 30, 2020.
Exhibits

9. We note the auditor's consent included in Exhibit 11.3 makes reference to their audit report dated August 24, 2020 on Restuarant.com, Inc.'s financial statements for the years ended December 31, 2019 and 2018. Please have the auditor revise their consent to reference the correct date of the audit report included on page F-49 of the offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Robert Shapiro at 202-551-3273 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameKetan Thakker                     Sincerely,
Comapany NameRDE, Inc. (now known as uBid Holdings, Inc.)
                                                    Division of Corporation
Finance
September 25, 2020 Page 3                           Office of Trade & Services
FirstName LastName